Filed pursuant to Rule 433
Registration Nos. 333-186439,
333-186018, 333-175503, 333-174640
333-178972, 333-180179, 333-176302
333-182448 and 333-176370.

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We’re pleased to announce the expansion of our CurrencyShares® line-up to 9, with the launch of the CurrencyShares® Singapore Dollar Trust (NYSE Arca: FXSG). FXSG is the first exchange traded product to focus solely on providing investors direct access to Singapore’s currency—instead of through derivatives exposure. Singapore is sometimes called the “Switzerland of Asia” due to its historical stability and strong economy among Asian countries. Through CurrencyShares® Singapore Dollar Trust (FXSG), investors now have an opportunity to capitalize on the Singapore economy and currency.

Guggenheim Investments CurrencyShares®, the first of which was launched over six years ago, provides direct access to currency, as well as transparency and liquidity to investors. CurrencyShares offers the widest range of currency ETPs in the market.

Valuable Resources

CurrencyShares® Singapore Dollar Fact Sheet

CurrencyShares® Singapore Dollar Prospectus

CurrencyShares® Line-up

This information must be accompanied by a current CurrencyShares Singapore Dollar Trust prospectus. Please read the prospectus carefully before investing. The CurrencyShares Singapore Dollar Trust is not an investment company registered under the Investment Company Act of 1940. The CurrencyShares Singapore Dollar Trust has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may click the link above or the Trust will arrange to send you its prospectus if you request it by calling toll-free 800.820.0888.

CurrencyShares are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the shares of each CurrencyShares Trust relates directly to the value of the foreign currency held by the particular Trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares Trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. The prospectus pertaining to each product contains this and other information about the product. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the purchasers or sellers may have to pay brokerage commissions in connection with the transaction. Investment returns and principal value will fluctuate so that shares may be worth more or less than original cost. Shares may only be redeemed directly from the Trust by Authorized Participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The CurrencyShares Trusts are not investment companies registered under the Investment Company Act of 1940.

The CurrencyShares Trusts are distributed by Guggenheim Distributors, LLC. Guggenheim Investments represents the investment management businesses of Guggenheim Partners, LLC (“GP”), which includes Security Investors, LLC (“SI”). Guggenheim Specialized Products, LLC (“GSP”), the Sponsor for the CurrencyShares Trusts, is a wholly owned subsidiary of SI. Guggenheim Distributors, LLC, is affiliated with GP, SI and GSP.

For financial professional use only. Do not distribute to the public.

-0213 x0214 #7029

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CurrencyShares® Singapore Dollar Fact Sheet	http://fulfillment.cfgweb.com/showpdf-sku.cfg?clientcode=rdx&sku=GIETF-LU
CurrencyShares® Singapore Dollar Prospectus	http://fulfillment.cfgweb.com/showpdf-sku.cfg?clientcode=rdx&sku=ETF-BRO-BSLADD
CurrencyShares® Line-up	http://fulfillment.cfgweb.com/showpdf-sku.cfg?clientcode=rdx&sku=GIETF-PAG